Exhibit 99.3

NANO DIMENSION LTD.

2 ILAN RAMON, NESS ZIONA, 7403635 ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 6, 2024

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on December 6, 2024, at 2:00 p.m., Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the American Depository Shares (“ADSs”), representing the Company’s ordinary shares, par value NIS 5.00 each (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy.

Quorum

Two or more shareholders present, personally or by proxy, holding not less than 25% of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned and the adjourned meeting shall be held on the same day, December 6, 2024, at 3:00 p.m., Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Abstentions and “broker non-votes” are counted for the purpose of determining a quorum.

Required Majority

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), approval of each of Proposals No. 1 and 2 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

The re-election or election, as applicable of each of the Nano Director Nominees or the Murchinson Director Nominees as a Class I director, as contemplated in Proposal No. 2, further requires the plurality of the votes cast “FOR” such two director nominees by the shareholders of the Company. The two (2) nominees receiving the highest number of affirmative votes will be elected as Class I directors.

Pursuant to the Companies Law, approval of each of Proposals No. 3 and 4 described hereinafter is subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that can direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For purposes of Proposals No. 3 and 4, a shareholder or holder of ADS must inform the Company directly before the vote (or if voting by proxy, indicate on the proxy card) whether such shareholder is a controlling shareholder or has a personal interest. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposals 3 and 4 (as the case may be), you should indicate that you, or a related party of yours, is a controlling shareholder or the existence of a personal interest on the enclosed proxy card (if applicable) and should furthermore contact our General Counsel, Mr. Dotan Bar-Natan, at +972-545-651174 or via email: dotan.bar-natan@nano-di.com, who will advise you as to how to submit your vote for the Proposal. If you hold your shares in a “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposals No. 3 and 4, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

Approval of Proposal No. 5 described hereinafter requires the affirmative vote of the shareholders of the Company, present at the Meeting, in person or by proxy, by a majority of 70% of the voting power represented at the Meeting. (a “70% Majority”).

The presentation and discussion of the Company’s audited financial statements for the year ended December 31, 2023 and the Company’s annual report for the year 2023, will not require a vote by the shareholders and accordingly there is no proposed resolution.

In accordance with the Companies Law, and regulations promulgated thereunder, shareholders of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% of the outstanding voting rights of the Company) to Mr. Dotan Bar-Natan, the Company’s General Counsel, e-mail address: dotan.bar-natan@nano-di.com, no later than October 23, 2024.

Shareholders or holders of ADSs wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Dotan Bar-Natan, at 2 Ilan Ramon, Ness Ziona, Israel. Position Statements should be submitted to the Company no later than November 26, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than December 2, 2024. Any Position Statement or the Board of Directors’ response will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE THE RE-APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC

ACCOUNTANTS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THEIR COMPENSATION UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, the re-appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“Somekh Chaikin”), as the Company’s independent auditor firm until the next annual general meeting of shareholders and authorized the Board of Directors to determine their compensation until the next annual general meeting.

The Board of Directors believes that the re-appointment of Somekh Chaikin as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Somekh Chaikin in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the re-appointment of Somekh Chaikin as the Company’s independent auditor firm until the next annual general meeting, and to authorize the Board of Directors to determine their compensation until the next annual general meeting.”

The re-appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

TO APPROVE THE RE-ELECTION OR ELECTION, AS APPLICABLE, OF TWO CLASS I DIRECTORS to serve on the Board of Directors

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. The Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

The Board of Directors currently consists of eight (8) directors. The Company’s directors are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of the Company’s shareholders, the re-election of directors will be for a term of office that expires as of the date of the third annual general meeting following such re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the total voting power represented at the applicable general meeting of the Company’s shareholders, or upon the occurrence of certain events, in accordance with the Companies Law and the Articles.

According to the Articles of Associations the members of the Board of Directors are divided among three classes as follows:

(i)	The Company’s Class I directors are Mr. Yoav Stern and 4-star General (ret.) Michael X. Garrett, whose current terms will expire at the Meeting;

(ii)	The Company’s Class II directors are Messrs. Eitan Ben-Eliahu, Roni Kleinfeld and J. Christopher Moran, whose current terms will expire at the Company’s 2025 annual general meeting of shareholders and upon the election (and qualification) of their respective successors; and

(iii)	The Company’s Class III directors are Messrs. Yoav Nissan Cohen, Oded Gera and Mrs. Georgette Mosbacher, whose current terms will expire at the Company’s 2026 annual general meeting of shareholders and upon the election (and qualification) of their respective successors.

The Company’s Board Diversity Matrix pursuant to Nasdaq’s Rule 5605(f) is available on the Company’s website at the following address: investors.nano-di.com/governance-1.

The Board of Directors, following the recommendation of the independent directors of the Company (the “Independent Directors”), has approved the nomination of each of the following for re-election as a Class I director – Mr. Yoav Stern and 4-star General (ret.) Michael X. Garrett (the “Nano Director Nominees”). The Board of Directors recommends that shareholders re-elect each of Mr. Yoav Stern and 4-star General (ret.) Michael X. Garrett as Class I directors, each for a three-year term. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election, as the case may be, of each nominee as a Class I director.

On October 23, 2024, the Company received a request letter from Murchinson Ltd. (“Murchinson”) representing Boothbay Absolute Return Strategies, LP, Boothbay Diversified Alpha Master Fund, LP, Nomis Bay Ltd. and BPY Limited (the “Proposing Shareholders”), shareholders of the Company purportedly holding approximately 7.1% of its voting rights, and other ADS holders. The Proposing Shareholders requested to add the election of two director nominees, as alternatives to the Nano Director Nominees, as Class I directors (the “Murchinson Director Nominees”), as an item on the agenda of the Meeting. The Board of Directors determined to include in the agenda of the Meeting the nomination of the Murchinson Director Nominees, as proposed by the Proposing Shareholders.

Nano Director Nominees for Re-election

Each of the Nano Director Nominees, whose professional background is provided below, has advised the Company that they are willing, able and ready to serve as a Class I director if re-elected, as the case may be. Additionally, in accordance with the Companies Law, each of the nominees has certified to the Company that he meets all the requirements of the Companies Law for election as a director of a publicly traded company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of either of Mr. Yoav Stern and 4-star General (ret.) Michael X. Garrett.

In addition, the Independent Directors and the Board of Directors have determined that 4-star General (ret.) Michael X. Garrett is independent under the Nasdaq listing standards.

Subject to the re-election of Mr. Yoav Stern and 4-star General (ret.) Michael X. Garrett, they will be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officers insurance, all as previously approved in accordance with the Companies Law and the Company’s compensation policy.

Set forth below is certain biographical information regarding the background and experience for each of the Nano Director Nominees:

Yoav Stern, Chief Executive Officer and Director

Mr. Yoav Stern has served as our Chief Executive Officer (“CEO”) since January 2020. Mr. Stern served as our Chairman of the Board of Directors from May 2021 until September 2023, and has continued to serve on the Board of Directors thereafter. Mr. Stern has been an investor, chief executive officer and/or chairman of hi-tech companies. Mr. Stern has led companies in the fields of software and IT, video surveillance, audio and voice over IP, semiconductors equipment, fiber optics, defense-technologies, communication solutions, aerospace, and homeland security. Mr. Stern spent most of his business career in the United States, running both public and private companies with global operations including in United Kingdom, Germany, Australia, India and Singapore. Since 1997, Mr. Stern has also served as the Co-Chairman of Bogen Communication International and Bogen Corporation, and prior to joining Nano Dimension, from 2011 to 2016, Mr. Stern was the president and chief executive officer of DVTEL Inc., headquartered in New Jersey, USA. Mr. Stern has a B.Sc. in Mathematics and Computer Science, a Diploma in Automation and Mechanical Engineering and an M.A. in International Relations from New York University. Mr. Stern is a graduate of the Israeli Air Force Academy and served as an F-15 Pilot and D. Squadron Commander, as well as the Commander of the Combat Operational Training Unit of the Israeli Air Force.

4-star General (ret.) Michael X. Garrett, Director

4-star General (ret.) Michael X. Garrett has served on the Board of Directors since October 2023. 4-star General (ret.) Michael X. Garrett is a retired United States Army four-star general with nearly 40 years of service, most recently serving as Commanding General, United States Army Forces Command, the largest command in the U.S. Army, from March 2019 until his retirement in July 2022. General Garrett’s 38-year active military career culminated in three years commanding U.S. Army Forces Command and its 750,000 combat and support personnel across the United States, from 2019 to 2022. His earlier command tours include U.S. Army Central and its Army Soldiers serving throughout the Middle East; U.S. Army Alaska; and the U.S. Army’s first Alaska-based airborne brigade, which Garrett established and deployed into Iraq in the mid-2000s. General Garrett served nearly 40 years on active duty as an Infantryman, Paratrooper, and Ranger who ultimately rose to the rank of four-star general as Commander of U.S. Army Forces Command from 2019 to 2022. General Garrett’s military decorations include the Distinguished Service and Defense Superior Service medals; he is also a Distinguished Member of the 75th Ranger Regiment. General Garrett is a member of the board of directors of Textron Inc., First Command Financial Planning, Inc., and Semper Fi & America’s Fund. He is Chairman of the Board of Commissioners for the American Battle Monuments Commission and serves as an Executive in Residence for Fayetteville State University.

Murchinson Director Nominees for Election

The following biographical information regarding the individuals nominated by the Proposing Shareholders for election as Class I directors at the Meeting, is based solely on materials submitted to the Company by the Proposing Shareholders. The Company takes no responsibility for the accuracy or completeness of such information.

Robert (Bob) Pons, age 68, has served as President and Chief Executive Officer of Spartan Advisors, Inc., a management consulting firm specializing in telecom and technology companies, since January 2017. From May 2016 to December 2016, Mr. Pons served as Executive Vice President of PTGi-ICS, a wholly owned subsidiary of HC2 Holdings, Inc. (formerly NYSE: HCHC) (“HC2”) (formerly PTGi Holding, Inc. and Primus Telecommunications Group Inc.)(now Innovate Corp. (NYSE: VATE)), a publicly traded diversified holding company with an array of operating subsidiaries, including telecom/infrastructure, construction, energy, technology, gaming and life sciences. From May 2014 to May 2016, he served as Executive President of Business Development at HC2. From February 2011 to April 2014, Mr. Pons was Chairman of Live Micro Systems, Inc. (formerly Livewire Mobile), a comprehensive one-stop digital content solution for mobile carriers. From 2008 to 2011, Mr. Pons was Senior Vice President, Capital Markets, at TMNG Global (now Cartesian, Inc.), a global consulting firm to technology, media, communications and financial services companies. Prior to this, Mr. Pons served in a number of senior management roles in technology companies, including as President and Chief Executive Officer of Uphonia, Inc. (formerly SmartServ Online, Inc.), a wireless applications service provider, from 2003 to 2007, President of FreedomPay, Inc., a wireless device payment processing company, from 1999 to 2003, and President of Lifesafety Solutions, Inc., a software company catering to 911 call centers, from 1994 to 1999.

Mr. Pons has also served on the boards of more than a dozen publicly traded companies, utilizing his more than 40 years of hands-on operating experience as a CEO and senior executive in high-growth companies and companies in need of turnaround strategies. Mr. Pons currently serves on the Board of Directors of Marpai, Inc. (OTCQX: MRAI), a leading, national third party administrator bringing data drive, value- oriented health plan services to employers that directly pay for employee health benefits, since December 2023. Mr. Pons previously served on the Board of Directors of Seachange International Inc. (formerly NASDAQ:SEAC) (“Seachange”), a global television and video advertising technology company, from February 2019 to July 2022 and as Chairman from November 2019 until he was appointed Executive Chairman from January 2021 until September 2021 and assumed the duties of Seachange’s principal executive officer while the company conducted a search for a new Chief Executive Officer, at which time Mr. Pons continued his prior role as Chairman of Seachange until July 2022. Additionally, Mr. Pons previously served on the Boards of Directors of CCUR Holdings, Inc. (OTCPK: CCUR)(formerly Concurrent Computer Corp), a financial services company, from June 2020 to June 2021 and from July 2012 to December 2018, Alaska Communications Inc. (formerly NASDAQ: ALSK), a telecommunications company, from May 2018 to May 2019, Inseego Corp. (NASDAQ: INSG) (formerly Novatel Wireless), a mobile wireless and cloud solutions company, from October 2014 to October 2019, HC2 from September 2011 to June 2016 and MRV Communications, Inc. (formerly NASDAQ: MRVC), a communications equipment and services company, from October 2011 to August 2017. Mr. Pons also previously served on the Boards of Directors of Arbinet Corporation, Proxim Wireless Corporation, Network-1 Technologies, Inc., and DragonWave-X. Mr. Pons holds a B.A. degree from Rowan University with Honors.

Ofir Baharav, age 56, is a seasoned global executive with extensive experience in the tech industry, including 3D printing, having previously served as Chairman of the Board of Directors of Nano Dimension Ltd. (NASDAQ: NNDM), an additive manufacturing solutions company, from December 2019 to March 2021 and as a director from November 2015 to March 2021. Mr. Baharav currently serves as the Chief Executive Officer of Maxify Solutions, Inc., a global leader in cooling solutions that increase the productivity of both people and assets in the e-commerce fulfillment industry, since January 2022, which he had formed to acquire the assets of SimiGon Inc. and Breezer Holdings LLC (dba Power Breezer), after having served as the Chief Executive Officer of Power Breezer since 2016. Previously, Mr. Baharav served as Vice President, Products of Stratasys Ltd. (NASDAQ: SSYS), a manufacturer of 3D printers, software, and materials for polymer additive manufacturing (“Stratasys”), from 2014 to 2015, where he led the turnaround and redesign of Stratasys’ flagship product. He also previously served as Founder and Chief Executive Officer of XJet Ltd., an advanced manufacturing metal 3D printing company and an innovator in conductive material jetting, from 2007 to 2014, where he led the company from inception to first product sales in less than two years. Prior to that, Mr. Baharav held a number of senior executive positions, including as Executive Vice President, Products, at Credence Systems Corporation (formerly NASDAQ: CMOS)(“Credence”), among other roles, which was the industry’s leading provider of test from design-to-production for the global semiconductor industry, as President of Optonics Inc., a then leading technology supplier of integrated solutions for emission-based optical diagnostics and failure analysis (FA) (which was sold to Credence), and as Founder and President of RelayHealth Corporation, a then leading provider of online physician-patient communication services that was subsequently acquired by McKesson Corporation (NYSE: MCK). Mr. Baharav holds an M.B.A. from Warwick Business School UK and is a retired Air Force officer.

Reasons for Voting FOR the Nano Director Nominees Instead of the Murchinson Director Nominees:

•	Nano Director Nominees – one of whom is independent – include individuals that have proven an exceptional experience in developing high-tech companies and exemplify good governance and operational leadership at the highest levels. This is well aligned with the needs of the Company as it progresses into the neck stage of its growth, based in large parts on transformational M&A transactions that have been signed in the last year.

•	Nano Director Nominees, are critical to the Board’s oversight of our strategy and continued success. During their tenures, the Company made a business and governance transformation. In 2023, full year revenue was 29% higher than the year before, while the Board also separated the Chairman and CEO roles. With their deep expertise and institutional knowledge, we have the right Board in place to bolster our long-term strategy and deliver value for shareholders.

•	The agreements to acquire Desktop Metal, Inc. and Markforged Holding Corporation, which are expected to close in the fourth quarter of 2024 and first quarter of 2025, respectively, are a realization of the Company’s ambitious and prudent M&A strategy to create the market leader in additive manufacturing. The future combined company will have $340 million in revenue based on fiscal year 2023 and $475 million in cash, cash equivalents, and marketable securities at the time of expected closing of both transactions. The addition of both companies at compelling valuations is expected to accelerate the Company’s path to becoming a leading force in Industry 4.0 and digital manufacturing, further strengthening of the Company’s value proposition for shareholders, customers and employees, and provide the Company with a clear path to profitability. Realizing the opportunities created by these transactions is best done by including the directors that have provided the leadership to make these transactions possible, especially since they have proven experience.

Considerations Against Murchinson Director Nominees:

●	Murchinson is an eccentric family hedge fund with a history of dubious behavioral patterns – including stock manipulations, violations of law, and legal proceedings with regulatory authorities – and has launched a disruptive and damaging campaign that jeopardizes substantial long-term value for the shareholders of the Company.

●	Murchinson has presented no strategic plan and no vision for the Company’s future. Their actions are motivated by a desire to elevate their own profile and make a quick profit by liquidating the Company at the expense of substantial long-term value creation potential for other shareholders.

●	The Murchinson Director Nominees cannot be deemed independent given that Murchinson has committed to paying the Murchinson Director Nominees $50,000 on a non-refundable basis simply for agreeing to stand for election.

The shareholders of the Company are requested to elect two directors as Class I directors out of the four director nominees named above, each to serve as a Class I director on the Board of Directors until our 2027 annual general meeting of shareholders and until their respective successors are duly elected and qualified.  Each director nominee shall be voted on separately, as specified below:

“RESOLVED, to re-elect Mr. Yoav Stern to serve on the Company’s Board of Directors as a Class I director of the Company for a three-year term until the Company’s 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect 4-star General (ret.) Michael X. Garrett to serve on the Company’s Board of Directors as a Class I director of the Company for a three-year term until the Company’s 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to elect Mr. Robert (Bob) Pons to serve on the Company’s Board of Directors as a Class I director of the Company for a three-year term until the Company’s 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to elect Mr. Ofir Baharav to serve on the Company’s Board of Directors as a Class I director of the Company for a three-year term until the Company’s 2027 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

The re-election or election, as applicable, of each of the Nano Director Nominees or the Murchinson Director Nominees as a Class I director, requires the affirmative vote of a Simple Majority and the plurality of the votes cast “FOR” such two director nominees by the shareholders of the Company, meaning that the two nominees that receive the highest number of votes will be elected. The two (2) nominees receiving the highest number of affirmative votes will be elected as Class I directors.

The Board of Directors unanimously recommends a vote “FOR” the re-election of each of the Nano Director Nominees – Mr. Yoav Stern and 4-star General (ret.) Michael X. Garrett – and a vote “AGAINST” the election of each of the Murchinson Director Nominees named above.

The Board of Directors furthermore unanimously recommends that you disregard any proxy materials that you may receive from, or be directed to by, the Proposing Shareholders.

PROPOSAL 3

TO APPROVE AN ANNUAL CASH RETAINER AND EQUITY-BASED COMPENSATION FOR ALL OF THE COMPANY’S NON-EXECUTIVE DIRECTORS, AND TO APPROVE AN AMENDMENT OF THE COMPANY'S COMPENSATION POLICY ACCORDINGLY

Background and Rationale for Non-Executive Directors’ Compensation

In early 2020, due to the Company being under financial distress, the Board has initiated a resolution to eliminate cash compensation to the Company’s directors. Furthermore, equity compensation that has been granted to members of the Board of Directors since has not been properly adjusted to the market rate. As a result, the directors of the Company that have been serving between one (1) to four (4) years on the Board of Directors have not been properly compensated for their services to the Company. The current arrangement only includes reduced equity-based awards, which fits a company that was less than 5% of the Company’s size today in revenue, and a similar proportion in personnel and business scope.

In addition, and in accordance with feedback received from the Company’s shareholders, and a deliberative process by the Board of Directors and after consultation with certain corporate governance advisors retained by the Compensation Committee of the Board of Directors (the “Compensation Committee”) and the Board of Directors and documented research, since September 2023, the Company announced several corporate governance enhancements to further align the Company’s profile with international standards and best practices, which included reduction in the size of the Board of Directors from nine (9) directors to eight (8) directors, out of which seven (7) are independent directors.

On October 14, 2024 and on October 15, 2024, the Compensation Committee and the Board of Directors, respectively, determined that our non-executive directors compensation, as determined and detailed in the Company’s compensation policy (the “Policy”) was mis-aligned to the market in terms of both the quantum and framework of the overall compensation.

Overview of Non-Executive Directors Compensation Approach

Our compensation methodology is to provide a moderate, fixed and predictable annual compensation, while putting a greater emphasis on performance-based and variable compensation – comprised of equity – thereby aligning our non-executive directors’ interests with those of our shareholders. We believe that our compensation proposal for non-executive directors will be effective in incentivizing achievement of key strategic objectives (operational and market based) which will result in long-term sustainable shareholder value, while keeping our director compensation packages competitive with the practices applied by other companies in our Peer Group (see Peer Group methodology under “Peer Study as a Reference Point” below).

Aon plc – Independent Compensation Consultant

The Compensation Committee recognizes the importance of obtaining objective, independent expertise and advice in carrying out its responsibilities. The Compensation Committee and the Board of Directors each have the power to retain an independent compensation consultant to assist them in the performance of their duties and responsibilities.

The Compensation Committee has engaged Aon’s Human Capital Solutions practice, a division of Aon plc (“Aon”), as an independent, external consultant, to provide it with advice related to our executives and directors, including for the purposes of this Meeting, and to assist in the design, formulation, analysis, and implementation of our compensation program. The information provided by Aon relating to the compensation practices of peer companies aids the decision-making process of the Compensation Committee and the Board of Directors and supports our ability to inform the shareholders of the Company’s relative positioning on compensation.

Peer Study as a Reference Point

In order to determine appropriate compensation packages for our non-executive directors, the Compensation Committee and the Board of Directors reviewed a comprehensive compensation benchmark analysis conducted by our independent compensation advisor, Aon, of peer company data. Due to the international talent pool within which the Company competes, and the prominence of the U.S. market for our products, the Company’s increasing presence in the U.S. market given recent acquisition activity and the sources of talent there, a market reference peer group of other U.S.-based companies listed on either the Nasdaq Stock Market or the New York Stock Exchange was created in order to determine compensation benchmarks for our non-executive directors. The peer group was constructed around a set of carefully chosen parameters which included companies that (the “Peer Group”):

●	operated in the same or a similar industry;

●	had yearly revenues of between $100 million and $700 million, based on a projected revenues of the Company of approximately $275 million following the closure of the Company’s pending acquisition of Desktop Metal, Inc. (“Desktop Metal”) (news of the Company’s pending acquisition of Markforged Holding Corporation (“Markforged”) was not public at the time of peer group formation);

●	had market capitalization of between $250 million and $5 billion to reflect a reasonable range around the Company’s potential valuation following the Company’s pending acquisition of Desktop Metal;

●	were listed on a U.S. exchange and headquartered in the United States; and

●	were led by founders or experienced chief executive officers.

The Peer Group was approved by the Compensation Committee and the Board of Directors.

Directors’ Compensation component in the Company’s Compensation Policy

Market analysis determined that the current structure for directors’ compensation was delivering compensation significantly below the 25th percentile of our Peer Group in addition to offering no cash compensation (a practice adopted by only 4% of our peers).

Proposed Non-Executive Directors’ Compensation

On October 14, 2024 and on October 15, 2024, the Compensation Committee and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to enable Company’s current and future non-executive directors to receive compensation in the form of cash in addition to increasing the maximum restricted share units (“RSU”) award available to our non-executive directors, all as set forth below (the “Proposed Non-Executive Directors’ Compensation”), and to amend the Company’s compensation policy accordingly (the “Amended Policy”):

Compensation Element	Proposed
Annual Board Member Cash Retainer (1)	$65,000
Annual Board Member Equity Retainer (2)	Annual RSUs grant in the maximum value of $125,000 and in any case no more than 60,000 RSUs, vested over a three-year period(3)(4)(5)
Annual Committee Member Cash Retainer	$10,000 for audit committee $7,500 for compensation committee
Annual Board Chair Cash Retainer(1)	$115,000
Annual Board Chair Equity Retainer(2)	Annual RSUs grant in the maximum value of $125,000 and in any case no more than 60,000 RSUs, vested over a three-year period (3)(4)(5)
Annual Committee Chair Retainer(1)	$20,000 for audit committee $15,000 for compensation committee

(1)	The annual cash retainer will be paid on a quarterly basis, and shall apply to the non-executive directors, or to such non-executive directors that will be appointed or elected in the future, effective from their respective appointment or election, commencing on January 1, 2025.

(2)	Will be granted annually at the beginning of each year commencing on January 1, 2025.

(3)	Final number of RSUs will be calculated based on the average closing price of the ADS in the last 30 days before the last day of the required approval for entitlement (the “Date of Grant”).

(4)	As with the Policy, the RSUs would continue to vest annually over a three-year period. For new non-executive directors appointed or elected to the Board of Directors, outside of the normal annual general meeting cycle, annual equity awards would be pro-rated to reflect the remaining period in the annual cycle until the next planned award date. The pro-rated amount of RSUs will be subject to a standard three-year vesting.

(5)	As with the Policy, in case a non-executive director ceases any of his or her duties as mentioned above, the unvested RSUs which were granted to him or her for his or her duty will expire immediately. Any annual grant of RSUs will be subject to standard three-year vesting under the Plan; 1/3 of the amount of the RSUs granted to each non-executive director shall vest on each anniversary following the Date of Grant (as applicable).

Overall, these changes, would position the average compensation received per non-executive director at the Peer Group 25th – 50th percentile.

Subject to the approval of the Proposed Non-Executive Directors’ Compensation, the one-time grant for new non-executive directors upon election or appointment (as specified in the Policy) will be canceled.

Exhibit A sets forth the Amended Policy to reflect the above changes.

Conclusions and Recommendations

The Compensation Committee and the Board of Directors believe that providing an annual cash retainer to our non-executive directors would serve to continue to attract and retain qualified directors with the appropriate skills and experience to provide robust independent oversight. The Compensation Committee and the Board of Directors believe that increasing the RSU amounts for non-executive directors is fair and reasonable considering all the relevant circumstances relating to the Company’s affairs, the nature, extent and liabilities associated with service as a non-executive director or otherwise by reference to prevailing corporate governance standards and practices.

Therefore, the Compensation Committee and the Board of Directors consider it appropriate that all of our non-executive directors, either currently serving or who will be appointed or elected in the future, be compensated, through a compensation mechanism that will take into account the time, attention and expertise required by such directors, and that will serve to attract directors with the appropriate skills and experience applicable to the Company’s industry and needs.

The Proposed Non-Executive Directors’ Compensation exceeds the limitations of the Policy. Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including, among others:

(a)	the non-executive directors’ skills, expertise, professional experience, and achievements;

(b)	the non-executive directors’ scope of responsibilities as members of the Board of Directors; and

(c)	a comparison between the Proposed Non-Executive Directors’ Compensation and compensation granted to other non-executive directors in similar technology companies.

Accordingly, the Compensation Committee and the Board of Directors determined that granting our non-executive directors annual cash retainer, and increasing their RSU amounts, while exceeding the limitations of the Policy, is necessary and in the Company’s best interest.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an annual cash retainer and equity-based compensation for all of the Company’s non-executive directors, and to approve an amendment of the Company’s compensation policy, as set forth in the Proxy Statement.”

The above resolution requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 4

TO APPROVE THE COMPENATION TERMS OF THE COMPANY’S CHIEF EXECUTIVE OFFICER, MR. YOAV STERN

Mr. Yoav Stern serves as the Company’s CEO. Until September 7, 2023, Mr. Stern was compensated in accordance with the Amended and Restated Management Services Agreement (as adjusted to currency exchange ratios), approved by the Company’s shareholders on July 7, 2020, through his fully owned entity, DoubleShore Inc. (the “Previous Agreement” and “Mr. Stern”, respectively). Since the Previous Agreement has expired, Mr. Stern has continued to provide his full services as a CEO, due to his strong belief in the Company’s current and future value, for the benefit of the Company’s shareholders, including Mr. Stern himself.

From September 2023 to date, Mr. Stern has served in a position of CEO and director of the Board of Directors, without being compensated.

The Previous Agreement was signed with Mr. Stern for services to be supplied by him as a non-director CEO of the Company. Fourteen months later, Mr. Stern was asked to join the Board of Directors and become its chairman. Mr. Stern didn’t received any additional compensation or any other benefit after these additional two positions.

The Board of Directors believes that Mr. Stern performance in his role as CEO, and later as CEO and Chairman exceeded all their expectations. In his first six months in office in 2020, working under a temporary contract at a reduced salary as CEO, Mr. Stern helped keep the Company from probable bankruptcy, during the Covid-19 pandemic. Mr. Stern later changed and developed the Company’s strategy and contributed to its growth in revenues from 2021 to 2023 by approximately 1100%, while improving gross margins, leading the Company in six acquisitions, driving an organic growth of approximately 30% to 45% during 2023, and raising the capital needed to perform all of the above, as well as other contributions to the Company’s business model and growth strategy. During the same period the Company’s personnel grew from 75 to 550, performing research and development, manufacturing and go-to-market functions in the United Kingdom, the Netherlands, Switzerland, Germany, the United States and Israel. The Company’s portfolio has grown from one to over 15 new product lines.

Furthermore, Mr. Stern has been actively pursuing several acquisitions during the last 24 months, two of the largest of which have been signed over the last 60 days after two years of negotiations which resulted in significant reductions of the purchase price. These two transformative acquisitions of Desktop Metal and Markforged, have been signed and are expected to close by the end of 2024 and the first quarter of 2025, respectively. The Markforged and Desktop Metal acquisitions are important steps in the Company’s ambitious and focused long sought after mergers and acquisitions (M&A) strategy to create a substantial market leader in additive manufacturing.

The addition of both companies at compelling valuations accelerates the Company’s path to becoming a leading force in industry 4.0 and digital manufacturing and we believe will further strengthen the Company’s value proposition for shareholders, customers and employees. Following the closing of both the Desktop Metal and Markforged transactions, the Company is expected to be one of the three largest independent public 3D printers’ manufacturers in the western world. In addition, the Company now has a strong financial profile and far better cash reserves than its competitors, that can support further investments in strategic initiatives amidst a rapidly evolving and fragmented industry, while maintaining a clear path to profitability.

Mr. Stern has spent most of his career as an active chairman and/or chief executive officer of American companies, leading processes of ‘turning them around’, converting them into profitable and growing businesses, creating attractive return to investors. We expect this track record to be manifested over the next few years effecting the integration of the said acquired companies and the growth and future potential profitability of the combined company.

Accordingly, on October 14, 2024 and on October 15, 2024, the Compensation Committee and the Board of Directors, respectively, approved and recommend that the shareholders of the Company approve new compensation terms for Mr. Stern, as detailed below.

Background and Rationale for Mr. Stern’s Proposed Compensation

Overview of Executive Compensation Approach

We intend to provide a mix of compensation that supports a pay-for-performance culture and encourages the retention of key executives who contribute to our corporate results. Our compensation methodology is to provide a moderate, fixed and predictable base salary, while putting a greater emphasis on variable compensation – comprised of cash bonuses, and, to a greater extent, equity – to promote the achievement of critical corporate goals and thereby align our management’s interests with those of our shareholders. We believe that our compensation proposal will be effective in incentivizing achievement of key strategic objectives (operational and market based) which will result in long-term sustainable shareholder value, while keeping compensation packages competitive with the practices applied by other companies in our Peer Group.

Aon plc – Independent Compensation Consultant

As discussed in Proposal No. 3 above, the Compensation Committee engaged Aon to provide it with advice related to our executives and to assist in the design, formulation, analysis, and implementation of our compensation program. The information provided by Aon relating to the compensation practices of peer companies aids the decision-making process of the Compensation Committee and the Board of Directors and supports our ability to inform our shareholders of the Company’s relative positioning on compensation. The Compensation Committee and the Board of Directors make the final decisions relating to annual executive compensation in reliance on various considerations, including the information provided by Aon, as applicable, with a focus on overall Company performance and the individual performance of our executives.

In particular for this proposal, chief executive officer compensation and chief executive officer contract data was collected and analyzed by Aon from the Peer Group identified using the criteria above. The Compensation Committee and the Board of Directors took both the market data and Aon’s advice into account when determining the proposed compensation terms but made its own independent decisions. One of the key focuses of the Compensation Committee and the Board of Directors was to ensure the compensation package was both market-aligned and had a strong link to performance.

Peer Study as a Reference Point

In order to determine appropriate compensation terms for the Company’s CEO, the Compensation Committee and the Board of Directors reviewed a comprehensive compensation benchmark analysis conducted by our independent compensation advisor, Aon, of peer company data. Due to the international talent pool within which the Company competes, and the prominence of the U.S. market for our products, the Company’s increasing presence there given recent acquisition activity and the sources of talent there, a market reference peer group of other U.S.-based companies listed on either the Nasdaq Stock Market or the New York Stock Exchange was created in order to determine compensation benchmarks for the Company’s CEO. The peer group was constructed around a set of carefully chosen parameters which included companies that (the “Peer Group”):

●	operated in the same or a similar industry;

●	had yearly revenues between $100 million and $700 million, based on a projected revenues of the Company approximately $275 million following the closure of the Company’s pending acquisition of Desktop Metal (news of the Company’s pending acquisition of Markforged was not public at the time of peer group formation);

●	had market capitalization of between $250 million and $5 billion to reflect a reasonable range around the Company’s potential valuation following the Desktop Metal acquisition;

●	were listed on a U.S. exchange and headquartered in the U.S.; and

●	were led by founders or experienced chief executive officers.

Performance as a Key Consideration in Annual Compensation Review

The Compensation Committee and the Board of Directors review executives’ performance on an annual basis and are presented with the achievement of the specific performance goals that were determined by our CEO for each executive (in accordance with the Policy) at the beginning of the previous year. A similar performance review will be used by the Compensation Committee and the Board of Directors to determine the extent to which the CEO has earned his performance-based, variable cash and equity compensation for the previous fiscal year. Further, the performance evaluation serves as a key factor in considering potential updates of an executive’s compensation package.

Each year, the Compensation Committee and the Board of Directors discuss, based on our CEO’s recommendation, the financial and/or strategic goals applicable to the executives’ performance-oriented, variable compensation, based on the Company’s operating plan for that year and its strategic goals for the upcoming years. These quantitative and, to a lesser extent, qualitative goals are assigned to each executive as part of their annual bonus plan, and a composition of different key, measurable and pre-determined performance indicators for the Company are designated as performance criteria for the purposes of the executive annual bonus granted by the Company. All goals are designed to align executive pay with the Company’s medium- or long-term performance, promote successful achievement of critical milestones in the Company’s growth and the execution of its strategy, thereby supporting the increase of Company and shareholder long-term value.

Compensation Objectives

In order to accomplish our key corporate objectives, we must attract, motivate and retain highly skilled and experienced people to execute our corporate strategy and lead our team. To that end, our executive officer compensation program is designed to:

(i)	link pay to performance;

(ii)	align executive officers’ interests with those of the Company and its shareholders over the long-term; and

(iii)	provide competitive compensation to attract and retain talent.

Compensation Methodology Generally

Based on the foregoing considerations, our Compensation Committee and the Board of Directors designed compensation for our CEO, which includes a long-term incentive component in the form of equity awards. Based on consultation with Aon, this program has a strong link to long-term operational performance.

Methodology

We believe that the proposed CEO compensation structure and components reflect a strong performance-based aspect, market practice and good governance. The proposal uses compensation as a strategic and valuable tool that helps ensure executive incentives are directly tied to creating long-term company value. Our Compensation Committee and the Board of Directors believe the proposed compensation terms, which stem from our executive compensation methodology described above, have been designed to align a significant portion of the CEO compensation with shareholder interests and long-term Company value creation. To ensure that the vast majority of Mr. Stern’s compensation is directly tied to building long-term shareholder value and aligned with shareholders, the Compensation Committee and the Board of Directors have determined that:

●	CEO total direct compensation should be majority performance-based, with a very high proportion of variable, “at risk” pay in the form of annual cash bonus opportunity, performance equity, options and RSUs; and

●	The optimal mix of cash and equity should be more heavily weighted toward equity, including a substantial allocation to performance-based equity, with a relatively low cash component.

When determining the proposed compensation terms, the Compensation Committee and the Board of Directors considered an independent compensation analysis prepared by Aon to ensure that the service terms and compensation terms provide a framework that tie realized pay to Company performance, promote executive-shareholder alignment on achieving long-term Company success and allow for the CEO’s compensation to remain appropriate and competitive relative to market practices in similar companies, and in a changing market environment.

Mr. Stern’s Proposed Compensation

Following a review of Mr. Stern’s previous compensation (before September 2023) relative to the market, and in order to align his services’ terms with market practices for other chief executive officers in our Peer Group, shareholders are asked to approve the following (“Mr. Stern’s Proposed Compensation”):

Annual Services Cash Fee

In consideration for Mr. Stern’s services as CEO, as of January 1, 2025, Mr. Stern will be entitled to an annual services fee of $685,000 (the “Annual Services Fee”). The Annual Services Fee is in accordance with the Policy’s annual cost threshold for a non-Israeli based CEO.

Annual Cash Target Bonus

In consideration for achieving annual targets, Mr. Stern will be entitled to an annual cash target bonus of up to 150% of the Annual Services Fee (the “Annual Cash Target Bonus”). The Annual Cash Target Bonus is in accordance with the Policy.

In accordance with the Company’s compensation methodology, 60% of Mr. Stern’s total annual cash payments (Annual Services Fee and Annual Cash Target Bonus) as specified above is derived from variable, performance-based compensation. The majority of his variable cash compensation will be subject to the achievement of certain, objective pre-established quantitative performance goals and objectives that are viewed by the Compensation Committee and Board to be key components in the Company’s medium- and long-term success.

The Compensation Committee and the Board of Directors recognizing the structure of the Annual Cash Target Bonus has decided to create through it an opportunity to motivate the CEO for over-performance. Hence, the performance metrics assigned to the target bonus have been designed to motivate the CEO to expand performance beyond the budgeted target.

For every fiscal year, the Company intends to rely on a mix of revenues and gross margin and similar criteria in accordance with the guidelines of the Policy (as may be amended from time to time), with final threshold target and expanded budget measurable goals to be ratified by the Compensation Committee and the Board of Directors in the first quarter of each year, in accordance with the Policy.

There is no individual or qualitative component to the bonus score - all pay-outs will be based on objective financial metrics. Should Mr. Stern fail to achieve associated targets, the final achievement payout will be based on a linear calculation of actual achievement relative to the target.

2025-2027 Annual Equity Grant (the “2025-27 RSU/PSU Award”).

As is customary for executives, particularly chief executive officers, a large portion of compensation packages are delivered via annual equity in order to align the chief executive officer’s interest with that of shareholders and in addition to act as a useful tool in driving specific long-term strategic company targets. Based on peer company practice and the advice of Aon, our independent consultant, the Compensation Committee and Board have approved an equity award as detailed below, retaining a strong link to performance.

Terms of 2025-27 RSU/PSU Award

If the 2025-27 RSU/PSU Award is approved by the Company’s shareholders, the 2025-27 RSU/PSU Award would be awarded on the date of the Date of Grant, and would be made under the terms of the Nano Dimension Ltd. Employee Stock Option Plan (2015) (the “Plan”) and applicable award agreements.

Value of the 2025-27 RSU/PSU Award

At this critical moment on our path of growing our business and reinforcing our market position, our Compensation Committee and the Board of Directors sought to incentivize our CEO to continue driving long-term shareholder value creation and providing strong leadership for the Company.

The CEO had not received equity grants since commencing service, and cash compensation (which he received only until September 2023) was below market. The Compensation Committee and the Board of Directors engaged in a thorough and comprehensive process to develop an appropriate package, including meaningful equity incentives.

The Compensation Committee and the Board of Directors determined that, in order to immediately and strongly align the interests of our CEO with those of our Company and shareholders, and bearing in mind that the CEO has not received any equity compensation during his tenure with the Company to date, an initial grant intended to cover a three-year period is appropriate. There will be no further annual equity grants for 2026 or 2027. After reviewing the Peer Group data and Aon’s independent analysis, the Compensation Committee determined that, the appropriate value of the 2025-27 RSU/PSU Award should be $4.5 million for each year (2025-2027), assuming achievement of the performance-based restricted share units (“PSU”) performance goals at target level. Pursuant to Aon’s independent analysis, the value of the 2025-27 RSU/PSU Award, assuming achievement of all PSU performance criteria at target level, reflects the 50th – 60th percentile level compared with an annual grant for other chief executive officers in our Peer Group.

The 2025-27 RSU/PSU Award will be split as 50% PSUs and 50% RSUs. These vehicles are balanced with the performance-based options being granted (as described below), for a healthy diversification of equity vehicles. (These vehicles are balanced with the performance-based options being granted, for a healthy diversification of equity vehicles).

The proposed 2025-27 RSU/PSU Award, assuming achievement of target level performance, is as follows:

2025-27 RSU/PSU Award		RSUs	PSUs (based on performance metrics)[1]	Value
Percentage		50%	50%
# of Units (estimated using October 14, 2024 closing price of $2.30 per ADS)	2025	978,333	978,333	$4,500,332
	2026	978,333	978,333	$4,500,332
	2027	978,334	978,334	$4,500,336

1	In case of achievement of performance level of 125% or more, the number of PSUs granted each year (2025, 2026 and 2027) will be 1,222,916.

Performance Period and Criteria

The Compensation Committee views it as vital to tie the vesting of the PSUs to the most critical operational priorities of achievement of revenue and gross margin goals, but with the current level of acquisition activity and potential future changes, it would be extremely difficult to develop three-year financial projections, As such, annual performance periods are being used. PSUs will be divided into three tranches with each tranche subject to an annual performance period with the first tranche measured over January 1, 2025 to December 31, 2025, the second from January 1, 2026 to December 31, 2026 and the third from January 1, 2027 to December 31, 2027.

The performance criteria will be relative to the budget goals for annual revenue (for top line growth), gross margin (as a measure of profitability), and other measurable criteria, all of which are viewed as key factors in our long-term success. The achievement rate that would entitle Mr. Stern to earn 100% of the PSUs granted will require performance in line with the fiscal year 2025, 2026 and 2027 revenue, gross margin and other measurable budget targets (as will be determined by the Compensation Committee and the Board of Directors). These budgets, and thus the associated targets, will be set in the first quarter of the relevant year by the Compensation Committee and the Board of Directors as part of the regular budget approval process.

The number of PSUs to be earned, if any, will be based on performance and will be determined linearly, based on a straight-line interpolation between the applicable performance levels. Threshold performance levels of 75% of target will entitle Mr. Stern to 75% of the PSUs and maximum performance levels of 125% or more of target will entitle Mr. Stern to 125% of the PSUs for each year (see footnote 1 above).

 Any level of performance below the threshold of 75% for each tranche will result in the unvested PSUs in that tranche being forfeited.

Vesting Terms

●	RSUs will vest on a quarterly basis over a period of three years as of the Date of Grant.

●	PSU Tranche 1 - Subject to the achievement of the fiscal year 2025 performance criteria, 33.3% of the PSUs will vest on the first anniversary of the Date of Grant.

●	PSU Tranche 2 - Subject to the achievement of the fiscal year 2026 performance criteria, a further 33.3% of the PSUs will vest on the second anniversary of the Date of Grant.

●	PSU Tranche 3 - Subject to the achievement of the fiscal 2027 performance criteria, the final 33.4% of the PSUs will vest on the third anniversary of the Date of Grant.

Special one-time bonus in connection with Two Strategic Acquisitions

The Compensation Committee and the Board of Directors also approved and recommend that shareholders approve a special one-time bonus. The value of this special one-time cash award is deemed to be $1.0 million (the “Special Cash Bonus”), split into four (4) tranches which are contingent on the achievement of certain milestones (i.e., are based on performance accomplishments). The tranches are split as follows:

●	$600,000 (60%) on the successful signing of two merger deals between Nano Dimension and each of Desktop Metal (July 2024) and Markforged (September 2024) – will be paid immediately upon shareholders’ approval.

●	$100,000 (10%) on the successful deal close(1) of Desktop Metal (expected fourth quarter 2024)

●	$100,000 (10%) on the successful integration(2) of Desktop Metal (expected fourth quarter 2025)

●	$100,000 (10%) on the successful deal close(1) of Markforged (expected first quarter 2025)

●	$100,000 (10%) on the successful integration(2) of Markforged (expected first quarter 2026)

(1)	Successful deal closure includes regulatory approval by U.S. regulators and would be payable once the objective has been deemed to have been achieved by the Compensation Committee and the Board of Directors.

(2)	Post-merger integration objectives will be set by the Compensation Committee and the Board of Directors at the time of the deal closure and with certification of achievement and pay-outs to occur approximately one year after the applicable deal closes.

A key component of our strategy is to acquire leading companies which by merging their operations, we aim to achieve synergies that would create a market leader. In parallel, we believe that this process should improve profitability, and would enable a business model which is sustainable and poised for further expansion. The assembly of businesses in a synergistic manner will best position us for future industry leadership. Executing complex transactions that involve the acquisition of significant market players, requires the efforts of a fully motivated CEO with deep industry experience and extensive leadership skills.

In addition, the merging of acquired businesses into a successful growing entity, is in crucial need for the expertise and experience of our CEO in crisis management and his turn-around track record. To motivate our CEO to deliver on the full potential of our strategic business plan as described above, the Compensation Committee made awards of performance-based cash payments.

The Compensation Committee and the Board of Directors recognize that the Company is at a pivotal moment. We are committed to broadening our business infrastructures and merging them synergistically into one profitable growing entity, adding to our capabilities and strength.

Because of the vital importance of successfully executing the transactions necessary to enhance our products and services portfolio in a way designed to create value, the Compensation Committee sought to directly tie a targeted element of incentive compensation to these acquisitions. As such, the Compensation Committee and the Board of Directors proposed performance awards to the CEO, intended to motivate and align him with this key aspect of the above-mentioned corporate strategy. The Compensation Committee and the Board of Directors believe these performance-based awards will significantly contribute to driving the Company’s transformation and position it for future shareholders value creation.

One-time special option award.

At the Date of Grant, following shareholder approval, Mr. Stern will be intitled to a special one-time option grant which will consist of options to exercise to up to 3,400,000 Ordinary Shares, which includes a 50% allocation to performance-based options and 50% to time-based options (the “Option Award”).

In particular, 50% of the options will be exercisable subject to paying an exercise price which will be calculated according to the average closing ADS price of the last 30 days before the last approval required for the Option Award (the “Exercise Price”).

The performance-based options entitlement shall be split into four tranches and structured as follows:

●	Tranche 1 consists of 700,000 options (which will become exercisable to Ordinary Shares subject to payment of Exercise Price) and are subject to the Company achieving a 10 trading day average ADS price of $3.00, subject to 12 month period from Date of Grant (cliff). No shares will vest if the $3.00 ADS price hurdle is not achieved.

●	Tranche 2 consists of 700,000 options (which will become exercisable to Ordinary Shares subject to payment of Exercise Price) and are subject to the Company achieving a 10 trading day average ADS price of $3.50, subject to 12 month period from Date of Grant (cliff). No shares will vest if the $3.50 ADS price hurdle is not achieved.

●	Tranche 3 consists of 300,000 options (which will become exercisable to Ordinary Shares subject to payment of Exercise Price) and are subject to the Company achieving a 10 trading day average share price of $4.00, subject to 12 month period from Date of Grant (cliff). No shares will vest if the $4.00 share price hurdle is not achieved.

●	Tranche 4 consists of 1,700,000 options (which will become exercisable to Ordinary Shares subject to payment of Exercise Price), which will be granted at the Date of Grant, and are subject to a three-year monthly vesting schedule.

The exercise period of the Option Award (the “Exercise Period”) and all other terms of the Option Award will be in accordance with the Plan. The targets for the Option Award may be achieved at any time during the Exercise Period.

The Option Award is made in order to immediately bring the interests of the CEO into strong alignment with the interests of the Company and our shareholders. The Compensation Committee sought to make a grant of equity to accomplish this.

The Compensation Committee and the Board of Directors have approved this award in order to immediately bring the interests of the CEO further into strong alignment with the interests of the Company and our shareholders, on the basis that significant ADS price growth, which will be shared by all of the Company shareholders, must be achieved in order for Mr. Stern to realize any meaningful value.

Despite the time-based nature of Tranche 4, the CEO must deliver an ADS price increase in order for this award to deliver any value, given the nature of options as an equity vehicle. Therefore, despite the fact that there is no specific performance metric assigned to these options, the Compensation Committee and the Board of Directors recognize that these options nevertheless require share price appreciation to have any value.

Severance and Termination Provisions (the “Termination Fees”).

To reflect Mr. Stern’s position of CEO, the Compensation Committee and the Board of Directors are proposing terms to bring the treatment upon the occurrence of certain termination events into closer alignment with customary market practice and provide robust protections to retain the CEO through a critical period for the Company, specifically:

1.	In case of termination by Mr. Stern for Good Reason (as defined below), or if after 12 months of being removed from the Board of Directors he is not a board member-

Mr. Stern will be entitled to: (1) 18 months severance, including Annual Services Fee and annual bonus for that period; and (2) full vesting acceleration of all outstanding 2025-27 RSU/PSU Awards and Option Award.

2.	In one of the following cases (i) termination by Mr. Stern for Good Reason (as defined below), or if after 18 months of being removed from the Board of Directors he is not a board member; (ii) termination by the Company not for cause, (iii) termination by Mr. Stern in case of Change of Control (as defined below)-

Mr. Stern will be entitled to: (1) 24 months severance, including Annual Services Fee and annual bonus for that period; and (2) full vesting acceleration of all outstanding 2025-27 RSU/PSU Award and Option Award.

For the purpose of Termination Fees:

“Good Reason” means: A material reduction in the scope of authorities and responsibilities of Mr. Stern, including but not limited to reduction in title, change in reporting structure or, removal from the board or no longer providing service as a board member or not being renominated as a director without the consent of Mr. Stern.

“Change of Control” means: (A) the sale of substantially all of the Company’s assets ;or (B) the sale of more than 50% of the outstanding share capital of the Company; or (C) upon a change of 50% or more of the board members within a period of 12 months without the consent of Mr. Stern; or (D) a merger between the Company and any other entity that results in changing the ownership of the surviving entity in such a way that the shareholders of the Company immediately prior to such transaction shall hold less than 50% of the issued and outstanding share capital of the surviving entity immediately following such transaction.

Insurance, Indemnification and Exculpation.

Mr. Stern will continue to be entitled to the same insurance, indemnification and exculpation arrangements, as are currently in effect for all of the Company’s other officers and directors.

Term.

Mr. Stern’s Proposed Compensation will be effective as of the last required approval for Mr. Stern’s Proposed Compensation, for a period of three years, and in accordance with applicable law.

Conclusions and Recommendations

Mr. Stern’s Proposed Compensation is in accordance with the Policy, other than regarding the ratio between maximum value of the variable compensation components and the total fixed compensation on an annual basis, Special Cash Bonus and Termination Fees. Accordingly, the Compensation Committee and the Board of Directors recommend to the shareholders to approve Mr. Stern’s Proposed Compensation, for the following reasons:

(a)	Mr. Stern’s Proposed Compensation reflects the contributions of Mr. Stern to the Company within the scope of the CEO services given to the Company;

(b)	the value of the compensation was determined while taking into consideration Mr. Stern’s deep understanding of the Company’s business and record in ensuring continuity in the Company’s business and his valuable contributions to the Company’s success in the last four years;

(c)	the value of the compensation was determined while taking into consideration the position, scope of responsibility and previous compensation arrangements of Mr. Stern, and his contributions to the Company’s growth;

(d)	since September 7, 2023, Mr. Stern has not been paid for his services as full time CEO, and it is therefore reasonable to approve the requested compensation as of the date of final approval required for Mr. Stern’s Proposed compensation; and

(e)	Mr. Stern’s Proposed Compensation appropriately links Mr. Stern’s compensation to shareholder value creation and demonstrates a progressive approach to executive compensation.

Accordingly, the Compensation Committee and the Board of Directors determined that approving Mr. Stern’s Proposed Compensation, is in the best interest of the Company and our shareholders as they promote the Company’s objectives, business plan and long-term strategy by creating appropriate incentives for our CEO, while taking into consideration the size and nature of operations of our Company, as well as the competitive environment in which we operate, and cognizant of the dilutive effects on our shareholders. The proposed CEO compensation terms appropriately link Mr. Stern’s compensation to shareholder value creation and demonstrate a progressive, cutting-edge approach to executive compensation.

Based on the market benchmarks and overall Company performance, the Compensation Committee and the Board of Directors proposed a performance-contingent award in a competitive quartile of our peers, aligned to a pay-for-performance mindset. Whilst the positioning overall is competitive, Mr. Stern will need to meet a significant number of performance criteria to realize the full value of the award with 53% of the proposed compensation terms being performance linked.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the compensation terms of the Company’s Chief Executive Officer, Mr. Yoav Stern, as set forth in the Proxy Statement.”

The above resolution requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 5

TO AMEND ARTICLE 39 OF THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION

On October 23, 2024, the Proposing Shareholders requested the shareholders of the Company to adopt the following resolution at the Meeting:

“RESOLVED, that Article 39 of the Company’s Articles of Association is hereby amended and restated to read as follows:

“(a) Except for the External Directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), Directors shall be elected at a General Meeting and shall hold office until the next Annual General Meeting held following their election and until their successors have been duly elected and qualified or until such earlier time as such Director’s office is vacated.

(b) Prior to every General Meeting of the Company at which Directors are to be elected, the Board of Directors (or a Committee thereof) may select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(c) Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the Shareholders for election or appointment as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(c) and Article 25 and applicable law. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the Annual General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings; and (iv) a declaration signed by each Alternate Nominee as required under the Companies Law for the appointment of such an Alternate Nominee. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 39(c) and Article 25, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(d) The Nominees or Alternate Nominees shall be elected or appointed by a resolution adopted at the General Meeting at which they are subject to election or appointment.

(e) Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors (if any) shall be only in accordance with the applicable provisions set forth in the Companies Law.

(f) Directors whose terms of office have expired or terminated may be re-elected. The aforesaid will not apply to External Directors (if any), whose reappointment shall be in accordance with the provisions of the Companies Law and the regulations promulgated thereunder.

(g) For the sake of clarity, with respect to the Annual General Meeting to be held in 2024 (the “2024 AGM”), the following shall apply: (i) any Directors elected by the Shareholders at the 2024 AGM, whether as Class I directors or otherwise, shall hold office until the next Annual General Meeting and until their successors have been duly elected and qualified or until such earlier time as such Director’s office is vacated, and (ii) any other Directors shall, unless removed prior thereto, hold office until the next General Meeting and until their successors have been duly elected and qualified or until such earlier time as such Director’s office is vacated.””

The amendment of Article 39 of the Articles requires the affirmative vote of a 70% Majority (as defined above).

The Board of Directors unanimously recommends a vote AGAINST the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2023 AND ANNUAL REPORT FOR THE YEAR 2023

Pursuant to the Companies Law, the Company is required to present for discussion the Company’s audited financial statements for the year ended December 31, 2023 and annual report of the year 2023, to the Company’s shareholders.

The financial statements and annual report on Form 20-F for the year ended December 31, 20232, filed with the SEC on March 21, 2024, are available on the Company’s website at the following address:

https://investors.nano-di.com/financial-info

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2023 and annual report for the year 2023.

This agenda item will not require a vote by the shareholders, and accordingly there is no proposed resolution.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 28, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 28, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Dr. Yoav Nissan-Cohen, Chairman of the Board of Directors

[2]	Including details regarding compensation granted to the Company’s five most highly compensated officers and directors during or with respect to the year ended December 31, 2023.

Exhibit A

Amended Compensation Policy

NANO DIMENSION LTD.

AMENDED AND RESTATED EXECUTIVE OFFICERS COMPENSATION POLICY

1.	PREAMBLE

This Executive Compensation Policy (the “Policy”) of Nano Dimension Ltd. (the “Company”) is adopted in accordance with the requirements and limitations set forth in the Israeli Companies Law, 5759-1999 (the “Companies Law”). This Policy applies to all the Company’s Office Holders, as such term is defined in the Companies Law (hereinafter referred to as the “Executives”).

The Policy refers to the terms of compensation of the Company’s Executives and the termination terms thereof.

2.	PURPOSE

The purpose of this Policy is to set rules and guidelines with respect to the Company’s compensation strategy for Executives designed to retain and attract highly qualified Executives by providing competitive compensation (within the Company’s ability to fund compensation based on its financial resources), while creating appropriate incentives considering, inter alia, risk management factors arising from the business of the Company, the size of the Company (including without limitation, its sales volume and number of employees), the nature of its business and its then current cash flow situation, in order to promote the Company’s long-term goals, work plan, policies and the interests of the shareholders of the Company.

This Policy is also designed to allow the Company to create a full compensation package for each of its Executives based on common principles, considering the experience of each of the Executives, as well as the characteristics of their respective position and their performance.

With respect to variable compensation components, the Policy is designed to allow the Company to consider each Executive’s contribution in achieving the Company’s short-term and long-term strategic goals and in maximizing its profits from long-term perspective and in accordance with the Executive’s position.

By setting this Policy, the Company intends to increase the sense of solidarity of Executives with the Company and its activities, to increase the Executives’ motivation to advance the long-term business of the Company and to make it more innovative, efficient and profitable; and to achieve higher levels of performance by Executives, while rewarding Executives for their efforts, and enabling the Company to retain and attract highly skilled qualitative human capital within or to the Company.

For the avoidance of doubt, it is hereby clarified that nothing herein shall change any previous agreement of the Company with any of the Company’s Executives that was approved by the Board of Directors and/or the Shareholders of the Company prior to this policy becoming effective.

3.	OVERVIEW OF EXECUTIVES’ COMPENSATION COMPONENTS

a)

Directors – Non-Employee Directors, including External Directors (if any) and Independent Directors, shall receive compensation in the form of cash, long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in the performance of their duties as shall be determined and approved by the Company’s Compensation Committee (the “Compensation Committee”), the Board of Directors (the “Board”) and by the General Meeting of Shareholders (the “General Meeting”) (to the extent required by law), and shall not exceed the maximum amounts set in accordance the Companies Regulations (Rules on Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”).

This paragraph 3.a) does not include Directors who are serving as full time employees in the company.

b)	Chief Executive Officer – The compensation of the Company’s Chief Executive Officers (the “CEO”) shall include a base salary, reimbursement of expenses incurred by him or her in the performance of his or her duties, performance bonus, compensation in equity and other social benefits usually granted to CEOs in similar industries within the territories (USA, UK, Switzerland, Germany, Israel) where the executive resides permanently or a combination of territories where he spends most of his time, with periodical adjustments to the different currencies’ exchange rates as needed, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components of the CEO, shall be approved by the requisite corporate body in accordance with the Companies Law.

c)	Executives Subordinate reporting directly to the CEO (the “Subordinate Executives”) – The compensation of the Company’s Subordinate Executives shall include a base salary, reimbursement of expenses incurred by them in the performance of their duties, performance bonus, compensation in equity and other social benefits usually granted to Executives in similar industries within the territories (USA, UK, Switzerland, Germany, Israel) where the executive resides permanently or a combination of territories where they spend most of their time, with periodical adjustments to the different currencies’ exchange rates as needed, which shall be described further in this Policy. Such compensation, including performance targets and the maximum variable components payable to each Subordinate Executive, shall be presented and recommended by Company’s management and approved by the requisite corporate body in accordance with the Companies Law.

4.	GENERAL CONSIDERATIONS

While setting the compensation of each of the Executives, the Compensation Committee and the Board shall consider and refer to the following criteria, in accordance with the Companies Law:

a)	The Executive’s education, skills, expertise, professional experience and achievements;

b)	The Executive’s position, responsibilities and his or her previous compensation arrangements;

c)	Executive’s expected contributions to the future growth and profitability of the Company;

d)	If the employment terms include variable components – the possibility of reducing such variable components at the discretion of the Board and the possibility of setting a limit to the realizable value of variable components of equity which are non-cash disposed;

e)	The employment terms may include a severance arrangement which will take into consideration the circumstances of the Executive retirement.

Without derogating from the foregoing general criteria, the Compensation Committee and the Board may consider additional benchmark information, as shall be required and available from time to time.

5.	FIXED COMPENSATION

5.1. BASE SALARY

a)	Directors – Non-Employee Directors, including External Directors (if any) and Independent Directors, shall receive compensation in the form of cash, long-term equity-based incentive through the Company’s incentive option plan(s), as well as reimbursement of expenses incurred by them in performance of their duties as shall be determined and approved by the Compensation Committee, the Board and the General Meeting (to the extent required by law), and shall not exceed the maximum amounts set in accordance the Companies Regulations (Rules on Compensation and Expenses of External Directors), 5760-2000 (the “Compensation Regulations”).

b)	Chief Executive Officer – The CEO shall receive a base salary and reimbursement of expenses incurred in performance of his/her duties (where the Company may issue him/her credit or debit cards to cover such expenses), as shall be determined and approved by the Board and by any other requisite organs, in accordance with the Companies Law. The CEO’s base salary shall be designed to reward the CEO for the time and effort spent by him or her in the performance of his or her tasks and duties in the day-to-day management of the Company and shall be targeted to be competitive within the marketplace in which the Company competes. The base salary shall reflect the skills of the CEO such as education, expertise, professional experience and achievements, while considering his or her responsibilities and the requirements derived from the position.

c)	Subordinate Executives – The Subordinate Executives shall receive a base salary and reimbursement of expenses incurred in performance of their duties (where the Company may issue them credit or debit cards to cover such expenses), as shall be determined and approved by the Board. Subordinate Executive’s base salary shall be designed to reward the Subordinate Executive for the time and effort spent by him or her in the performance of his or her tasks and his day-to-day duties and shall be targeted to be competitive within the marketplace in which the Company competes. The base salary shall reflect the skills of the Subordinate Executive, such as education, expertise, professional experience and achievements, while considering his or her responsibilities and the requirements derived from his or her position.

d)	Set forth below is the maximum annual base salary cost for the CEO and Subordinate Executives:

Position	Maximum Annual Salary Cost (Israel based)		Maximum Annual Salary Cost (Non-Israel based)
CEO	NIS	3,960,000	$1,200,000
Subordinate Executive	NIS	2,640,000	$800,000

e)	Subject to the Maximum Annual Salary Cost in section (d) above, the Compensation Committee and the Board shall be entitled at their own discretion to change the compensation of any of the Executives by up to 30% of the previously approved compensation of said Executive (the “Non-Material Change”).

f)	Without derogating from the provisions of Section 5.1.e above, as long as the Subordinate Executive’s annual base salary cost does not exceed the Maximum Annual Salary Cost (for Israeli based, or non-Israel based, as the case may be), a Non-Material Change to the compensation terms of the Subordinate Executives can be approved solely by the CEO and shall not require the Compensation Committee’s approval.

5.2. A LUMP SUM SIGN UP BONUS

All Executives, excluding Non-Employee Directors, may be incentivized through lump sum sign up cash bonuses, designed to attract skilled and experienced executives in a competitive industry environment. The lump sum sign -up bonus shall not exceed NIS 1,300,000 for Israeli based executives and $400,000 for non-Israel based executives and shall not be calculated as part of the Executive’s fixed compensation.

5.3. ADDITIONAL BENEFITS

Executives, excluding Non-Employee Directors, shall be entitled to any and all basic social benefits provided by the applicable Israeli Law, including, among others and without limitation, advance notice period for termination of employment, annual leave, sickness leave, pension and/or managers insurance, education fund, convalescence payments (d’mei avraha) and severance payments.

In addition to these benefits, the Executives may be entitled at Company’s account to other industry standards benefits and insurances, such as all or any of the following benefits:

a)	Some social, incidental benefits (such as: pension and long term savings, life insurance, severance pay, vacation and sick leave) and prior termination notice are mandatory according to different local legislation, where some are provided according to market conventions and enable the Company to compete in the relevant labor market (such as education funds and company car in Israel) and others are meant to complement the base salary and compensate the Executives for expenses caused in connection with their job requirements (such as: travel expenses or allowances). To comply with the foregoing, the Company adopts the following compensation terms:

i.	The Company will provide all Executives with pension, long term disability and life insurance according to local practices and legislation and shall make such payments, contributions and deductions as required under applicable law and as customary for companies such as the Company. In Israel, the Company will provide all Executives educational fund (keren hishtalmut) as well.

ii.	The Company may subsidize Company cars for Executives (and gross up taxes in connection therewith).

iii.	The Company may provide all Executives with mobile phones for their use and will bear all taxes related to the use of the phone according to local legislation.

iv.	The Company may cover any reasonable costs associated with an Executive’s permanent move to a location decided by Company.

v.	Each Executive will be entitled to annual vacation according to prevailing Company procedures and policies, taking into consideration any relevant prior tenure and local legislation.

vi.	Each Executive will be entitled to sick leave according to Company procedures and any relevant local legislation.

vii.	Each Executive will be entitled to any additional benefits and perquisites according to Company procedures and any relevant local legislation.

viii.	Executives may be entitled to an unconditional advance notice period prior to Company termination of employer/employee relations (where Company may waive the actual work of Executives during the advance notice period) according to the following table:

Position	Months
CEO, COO, and all C-level executives	Up to 18 months
Vice President (“VPs”) and other Executives	Up to 8 months

ix.	Without derogating from the advance notice period above and in addition thereto, the Company, with the approval of the Compensation Committee, will be authorized to approve severance pay of, including special consideration for confidentiality and non-competition undertakings upon termination of employment.

b)	All Executives, including Non-Employee Directors, shall be entitled to coverage by a D&O insurance policy and to receive from the Company an exemption and indemnification letter reflecting maximum indemnification and exemption in accordance with applicable law, as shall be approved from time to time in accordance with the Companies Law, if any. The Company shall be entitled to purchase a D&O insurance policy for the Executives currently in office and other Executives as may be elected and/or appointed from time to time, serving from time to time, including those who are controlling shareholders in the Company and their relatives (as such terms are defined in the Companies Law), with an annual coverage of up to $30,000,000 and an annual premium of up to $1,500,000, provided that the terms of engagement are in arm’s length and that such engagement is not expected to have a material effect on the Company’s profitability, assets or liabilities.

c)	All Executives, including Non-Employee Directors, shall be entitled to coverage by a POSI insurance policy (Public Offering of Securities Insurance). The maximal coverage for a POSI insurance policy that will supplement the insurance coverage for events that were not taken into account at the time of purchasing the insurance policy (such as a share offering, share offering in a foreign stock exchange, financing, or publication of a prospectus, etc.) shall not exceed $30,000,000 and an annual premium of up to $100,000, provided that the terms of engagement are at arm’s length and that such engagement is not expected to have a material effect on the Company’s profitability, assets or liabilities.

6.	VARIABLE COMPENSATION

6.1. GENERAL

Executives, other than Non-Employee Directors, may be incentivized through cash bonuses, designed to reward the Executives for personal achievement, reflecting his or her contribution to achieve the Company’s goals. Such incentives will be made through an annual program that defines performance targets based on the role and scope of each Executive. Actual payments are driven by the business and individual performance and achievement vis-à-vis the performance targets set at the beginning of the year and no later than the publication of the Annual financial statements of the Company, with upside potential tied to achieving budgeted performance.

All Executives, including Non-Employee Directors, may be additionally incentivized by a long-term equity-based incentive through the Company’s incentive option and RSU plan(s), designed to create a proximate interests of maximizing shareholder value, as reflected in the increase in the value of Company’s shares, and provide the Executives with a stake in the Company’s success, thus linking the Executives’ long-term financial interests with the interests of the Company’s shareholders and shareholders’ value.

In determining the said annual performance targets for Executives and the cash bonus and long-term equity-based incentives payable to each Executive as aforementioned, consideration should be given to promote the Company’s long-term goals and to ensure that at least with respect to the CEO a material portion of the variable components be determined based on measurable criteria. Additional portion of the variable components (and with respect to Subordinate Executives, up to the entire portion of the variable components) may be based on non-measurable criteria considering the Executives’ contribution to the Company.

While determining the Executives performance targets, the Company may take into consideration diverse parameters such as, without limitation, sales of products, execution of commercial cooperation deals, new products, commencement of a revenue stream, realization of expense budget targets or cash flow, financial results, efficiency metrics, shareholders value, execution of projects, attainment of milestones, etc.

6.2. ANNUAL PERFORMANCE BONUS

6.2.1.	Payment of the annual performance bonus (the “Bonus”) to Executives, other than Non-Employee Directors, shall be tied to long-term corporate performance, rather than short-term stock market performance, with the goal of eliminating abuses resulting from a short-term focus.

6.2.2.	Such Bonus shall be made in accordance with each Executive’s performance targets and based, among others, upon some or all the following factors:

a)	The Company’s achievement some or all financial performance metrics, consisting of annual revenue targets, earnings before interest, taxes, depreciation and amortization target and free cash flow target, each based on the Company’s annual budget (to be approved by the Board);

b)	Achievement of the Executive defined Management by Objectives (“MBOs”) which will be determined by the CEO with respect to the Subordinate Executive. Achievement of the CEO defined by Measurable Management by Objectives (“MMBOs”), as defined in advance by the Compensation Committee and the Board with respect to the CEO, for the following year, by the time the Board approves the annual financial statements of the past year; and

c)	Discretionary and based upon achievement of the Executive performance goals, which shall be determined by the CEO with respect to the Subordinate Executive and by the Compensation Committee and the Board with respect to the CEO, considering tangible and intangible performance factors as it deems appropriate, including the Executive’s relative contribution to the Company.

6.2.3.	In defining the Bonus, the Company shall consider the weight and percentage of each of the factors for the calculation of the Bonus as prescribed in the following table, regarding all Executives in the Company (CEO, CFO, VP of Sales and others).

Position	Financial Factors	Defined MBOs	Discretionary
CEO, CFO	50-100%	up to 50%	up to 25%[2]
Other Executives	0-100%	up to 100%	up to 25%

6.2.3.	Notwithstanding sections 6.2.1 through 6.2.3, the Company shall be entitled to determine, that the entire Bonus for a Subordinate Executives be discretionary, while considering the Subordinate Executives’ contributions to the Company, provided that the cash Bonus amount does not exceed 12 gross base monthly salaries of the said Subordinate Executive and subject to the variable compensation limitations specified in Section 8 below.

6.2.4.	Payment of the annual Bonus (if any) will be made within 30 days after the publication of the financial statements for the year for which the Bonus is paid, unless the Executive’s employment is terminated prior to such date, in which case the Compensation Committee and the Board of Director may make appropriate adjustments, which may include payment at any time before the publication of the financial statements. Any such bonus may be paid in cash in a single lump sum or by equity compensation, or a combination of both[3].

6.2.5.	The Executives annual cash Bonus shall not exceed the following amounts:

a)	CEO - the aggregate amount equivalent to 18 gross base monthly salaries of the CEO.

b)	Other Executives - the aggregate amount equivalent to 12 gross base monthly salaries of the respective Executive.

6.3. SPECIAL BONUS

The Board of Directors, subject to the recommendation of the Compensation Committee and the officer’s direct supervisor, may decide to grant a special bonus (beyond the Annual Performance Bonus, as described in Section 6.2 above), to an officer of the Company in respect of special efforts performed by the officer and/or in respect of the significant contribution of the officer to the Company’s operations, provided that the special bonus, together with the discretionary factor of the Annual Performance Bonus, shall not exceed eight (8) monthly base salaries (the “Special Bonus”). The Special Bonus is separate from the annual bonus. An approval of a Special Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of the Special Bonus does not exceed 12 monthly salaries, provided that the CEO is not a director of the Company.

6.4 COMMISSIONS

The CEO may decide to grant Israeli and/or non-Israeli Subordinate Executives that are providing services of sales, marketing and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Executives” and “Commission”, respectively). The purpose of granting Commissions to Sales Executives is to incentivize Sales Executives to increase the amount of sales of Company’s products. For each Sales Executive, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 12% of the Company’s income from sales, and in any case, the amount paid for each Sales Executive shall not exceed $1,000,000. The Commissions will be paid on either a monthly or quarterly basis. The maximum amount of Commissions shall be considered from time to time considering the Company’s operation.

The Commission paid to a Sales Executive shall be separate from the Bonus and/or Special Bonus given to them, or instead of Bonus and/or Special Bonus, as decided in each case by the CEO. shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in section 8 herein.

[2]	Subject to Section 8 below.

[3]	If a Bonus is paid to the CEO with respect to the achievement of MBOs, the Company shall provide disclosure of the CEO’s achievement of such MBOs.

6.5. EQUITY BASED INCENTIVES

Equity-based compensation may be granted to Executives, subject to the Company incentive option and RSUs plan, as may be in effect from time to time (collectively, the “Equity Incentive Plans”), in any form permitted under such plans, including stock options and/or RSUs. Such Equity Incentive Plans will be designed to allow non-required shareholders dilution on the one hand, yet to provide a long-term retention tool and spreading the risk for gain, on the other hand.

All equity-based incentives granted to Executives shall be subject to vesting over a vesting period of up to five (5) years in order to promote long-term retention of the awarded Executives and may be further subject to full acceleration upon a change of control event, if determined and approved by the Compensation Committee and the Board. Unless otherwise determined in a specific share option and/or RSUs award agreement and unless accelerated upon a change of control event (according to Companies law), options/RSUs grants to Executives shall be exercisable according to a Vesting Schedule (“VS”). The VS of the options/RSUs per individual grantee of the Subordinate Executives will be as per the CEOs decision, spread over the vesting period in equal or non-equal quantities, through equal or non-equal periods as per CEO’s decision. Unless otherwise determined in a specific share option award agreement, the exercise price of the equity-based compensation, in case of options, shall be calculated according to the average closing price of the Company’s Ordinary Shares represented by American Depository Shares on the Nasdaq during the last 30 trading days prior to the date of grant. For the avoidance of any doubt, as further specified in the Company’s Equity Incentive Plans, ungranted equity -based compensation for Executives and/or employees, shall not exceed 20% of the Company’s fully diluted share capital. With approval of the compensation committee and the board of directors, the company can decide to replace existing Options with RSUs or existing options with other Options, in different quantities of RSUs and/or Options as well as with different vesting periods and/or exercise price or in different quantities or RSUs and/or Options.

The Equity-based compensation granted to an Executive in each 12-month period shall not exceed at the date of the grant, the aggregate amount of five thousand percent (5000%) (fifty times) of the cost of the Executive’s annual salary, including benefits, calculated by the Black & Scholes model. as the vesting will be per the specific agreement with the executive.

6.6 ANNUAL EQUITY-BASED PLAN FOR COMPANY’S NON-EXECUTIVE DIRECTORS

An annual equity-based plan to purchase Ordinary Shares by non-executive directors under the Company’s Employee Stock Option Plan (2015) (the “Plan”), will be allowed, as follows:

6.6.1 Annual Grant for non-executive board members

At the beginning of each year~~By the end of each twelve (12) months~~, commencing on January 1, 2025~~starting at the date of the first annual meeting to be held in 2022~~, all non-executive directors who are members of the Board of Directors at this time, shall be entitled (without the need of further shareholders’ approval) to a certain amount of restricted share units (“RSUs”) to be vested into Ordinary Shares of the Company, as follows (the “Annual Grant”):

(i)	For each non-executive member of the Board of Directors- Annual RSUs in the maximum value of $125,000 and in any case no more than 60,000~~10,000~~ RSUs, vested over a three-year period.

or

(ii)	For a non-executive chairman of the Board of Directors- Annual RSUs in the maximum value of $125,000 and in any case no more than 60,000 ~~30,000~~ RSUs vested over a three-year period.

~~In addition to (i) or (ii), as applicable:~~

~~(iii)~~	~~For a non-executive chairman of each committee of the Board of Directors- additional 10,000 RSUs, for each committee.~~

~~or~~

~~(iv)~~	~~For a non-executive committee member of each committee of the Board of Directors- additional 3,000 RSUs for each committee.~~

Final number of RSUs will be calculated based on the average closing price of the ADS in the last 30 days before the last day of the required approval for entitlement (the “Date of Grant”).

The RSUs would continue to vest annually over a three-year period. For new non-executive directors joining the Board of Directors, outside of the normal annual general meeting cycle, annual equity awards would be pro-rated to reflect the remaining period in the annual cycle until the next planned award date. The pro-rated amount of RSUs will be subject to a standard three-year vesting.

In case a non-executive director ceases any of his or her duties as mentioned above, the unvested RSUs which were granted to him or her for his or her duty will expire immediately. Any annual grant of RSUs will be subject to standard three-year vesting under the Plan; 1/3 of the amount of the RSUs granted to each non-executive director shall vest on each anniversary following the Date of Grant (as applicable).

~~6.6.2 One-Time Grant for new non-executive directors appointed by the Board of Directors or first elected by the Annual General Meeting of shareholders~~

~~As of the date of first election/appointment of the non-executive director, he or she shall be entitled to a one-time grant of certain amount of RSUs to be vested into Ordinary Shares of the Company, as follows (the “One-Time Grant”):~~

~~(i)~~	~~For each new non-executive director– 30,000 RSUs.~~

~~or~~

~~(ii)~~	~~For a new non-executive chairman of the Board- 70,000 RSUs.~~

~~In addition to (i) or (ii), as applicable:~~

~~(iii)~~	~~For new non-executive chairman of each committee of the Board of Directors- additional 25,000 RSUs for each committee.~~

~~or~~

~~(iv)~~	~~For new non-executive member of each committee of the Board of Directors- additional 5,000 RSUs for each committee.~~

~~In case a non-executive director ceases any of his or her duties as mentioned above, the unvested RSUs which were granted to him or her for his or her duty will expire immediately. Any Annual Grant or One-Time Grant will be subject to standard three-year vesting under the Plan; 1/3 of the amount of the RSUs granted to each non-executive director shall vest on each anniversary following the date of grant (as applicable).~~

~~The Annual Grant and the One-Time Grant are referred to together as the: “Annual Equity-based Plan”.~~

6.7 ANNUAL CASH RETAINER FOR COMPANY’S NON-EXECUTIVE DIRECTORS

The annual cash retainer shall be paid (without the need of further shareholders’ approval) on a quarterly basis, and shall apply to the non-executive directors, or to such non-executive directors that will be appointed or elected in the future, effective from their respective appointment or election, commencing on January 1, 2025, and shall include:

●	Annual Board member cash retainer of $65,000;

●	Annual committee member cash retainer of $10,000 for audit committee; $7,500 for compensation committee;

●	Annual Board Chair cash retainer of $115,000;

●	Annual committee Chair cash retainer of $20,000 for audit committee; $15,000 for compensation committee.

The annual cash retainer will be paid on a quarterly basis, and shall apply to the non-executive directors, or to such non-executive directors that will be appointed or elected in the future, effective from their respective appointment or election, commencing on January 1, 2025.

7.	Inter-Company Compensation Ratio

The Compensation Committee and the Board have examined the ratio between the annual salary of Executives and the average and median salary of the other employees of the Company. The Company has decided that the ratio between the compensation of the Israeli Executives to the average and median salary of the rest of the employees in the Company will not be higher than 50 times, and the ratio between the compensation of the non- Israeli Executives to the average and median salary of the rest of the employees in the Company will not be higher than 50 times. The Compensation Committee and the Board consider the intercompany compensation ratio should be reasonable, fair and appropriate, in commensuration with labor market conditions in specific territory where the Executive and/or employees reside, taking into account the senior position of the Executives and their scope of responsibilities and believe it will not have a negative impact on work relations in the Company.

8.	RATIO BETWEEN FIXED COMPENSTION AND VARIABLE COMPENSATION

Unless otherwise determined in a specific Executive employment agreement (to be approved by the Board), the maximum value of the variable compensation components shall be up to 500% of each Executive’s total fixed compensation package on an annual basis.

The total variable compensation, for each Executive, in one calendar year (including the lump sum sign up bonus in section 5.1, the annual bonus in section 6.2) and any other compensation that is deemed as variable compensation, shall not exceed the above-mentioned limitation in this section 8. Moreover, the total discretionary compensation of the CEO in one calendar year (including the lump sum sign up bonus in section 5.1, and the discretionary component of the annual bonus in section 6.2) and any other compensation that is deemed to be discretionary compensation, shall not exceed the aggregate amount equivalent to 24 gross base monthly salaries of the CEO.

9.	RECOUPMENT POLICY

The Company may seek reimbursement of all, or a portion of any compensation paid to an Executive based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, Company will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

10.	EXCHANGE RATES

Monetary amounts in this Policy are quoted in $/NIS, yet subject to the applicable currency exchange rates. According to the relative time an Executive spends in different territories and geographies, periodical adjustments to the different currencies’ exchange rates will be applied, subject to approval of compensation committee when it is related to the CEO, and as needed as those exchange rates relate to certain payments due to the Executive which are approved but not originally quoted, while not in the currencies which fit the specific updated circumstances.

11.	REVIEW, RECOMMENDATION AND APPROVAL OF THE POLICY

The Compensation Committee shall review and evaluate this Policy from time to time, monitor its implementation, and recommend to the Board and the General Meeting to make any amendment or restatement to the Policy as it deems necessary from time to time.

Pursuant to the Companies Law, this Policy will be brought to the approval of the General Meeting, and once adopted, unless otherwise determined by the Board and the General Meeting, shall serve as the Company’s Policy for three years commencing as of its adoption by the General Meeting.

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